EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Holdings

	Years Ended June 30,							Pro forma for the Year Ended
	2003		2004		2005	2006	2007	June 30, 2007
	(amounts in thousands)

Earnings:
Pretax income (loss) from continuing operations	$8,188		$4,874		$(12,148)	$(225,042)	$(96,866)	$(80,658)
Fixed charges	40,191		43,778		49,409	55,837	58,644	42,717
Distributions received from unconsolidated partnerships	1,009		2,054		2,621	3,387	3,158	3,158
Less-equity in earnings of unconsolidated partnerships	1,744		2,181		2,613	(3,072)	(3,030)	(3,030)

Total earnings	$47,644		$48,525		$37,269	$(168,890)	$(38,094)	$(37,813)

Fixed Charges:
Interest expense	$37,738		$40,936		$45,558	$51,770	$53,660	$37,733
Interest factor of rental expense	2,453		2,842		3,851	4,067	4,984	4,984

Total fixed charges	$40,191		$43,778		$49,409	$55,837	$58,644	$42,717

Ratio of Earnings to Fixed Charges	1.2	x	1.1	x	—	—	—	—

The ratio of earnings to fixed charges is unaudited for all periods presented. For purpose of calculating this ratio, earnings consist of net income (loss) plus income taxes and fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed a reasonable approximation of this interest factor. For the year ended June 30, 2007 on an actual and pro forma basis to give pro forma effect to the issuance of $15 million in principal amount of additional notes and the plan of reorganization as if they had been completed on July 1, 2006, we had a deficiency of earnings to fixed charges of approximately $96.7 million and $80.5 million, respectively. For the years ended June 30, 2006 and 2005 we had a deficiency of earnings to fixed charges of approximately $224.8 million and $12.1 million, respectively.